EXHIBIT 99.6

LAMAQUE COMPLEX TECHNICAL REPORT

CERTIFICATE OF QUALIFIED PERSON

Mehdi Bouanani, Ing. 300 3e avenue Est.

Val-d’Or, QC Tel: (819) 874-3100

Fax: (819) 874-0051

Email: Mehdi.Bouanani@eldoradogold.com

I, Mehdi Bouanani, am a Professional Engineer, employed as Senior Director, Construction Projects, of Eldorado Gold (Québec) Inc. (a wholly owned subsidiary of Eldorado Gold Corporation) located at 300 3e avenue Est, Val-d’Or in the Province of Québec.

This certificate applies to the technical report entitled Lamaque Complex Technical Report, with an effective date of December 31, 2024.

I am a member of the Order of Engineers of Québec. I graduated from Université du Québec en Abitibi- Témiscamingue (UQAT) Bachelor of Engineering (Electromecanical mining) in 2007.

I have practiced my profession continuously since 2007 and have worked on engineering, procurement and construction projects in Canada, South America, and Africa for various mines. I have worked on numerous feasibility studies for gold and copper extraction projects.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects/Regulation 43-101 (“National Instrument 43-101”).

I have visited the Lamaque Complex on numerous occasions with my most recent visit occurring on December 18, 2024 (1 day).

I am responsible for items 12.2.5, 18.1 through 18.5, and 18.7 through 18.9 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1 and the items for which I am responsible in this report entitled Lamaque Complex Technical Report with an effective date of December 31, 2024, have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Montreal, Québec, this 20th day of February 2025.

“Signed and sealed”

Mehdi Bouanani

________________________

Mehdi Bouanani, Eng.